UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Northern Lights Acquisition Corp.

(Name of Issuer)
Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)
66538L105

(CUSIP Number)

June 23, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66538L105	SCHEDULE 13G	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS Vellar Opportunities Fund Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON CO

**The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Cohen & Company Financial Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON IA, OO

**The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Dekania Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON OO, HC
**The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS Cohen & Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON OO, HC

 **The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS Cohen & Company Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON CO, HC
**The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,025,000**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,025,000**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,000**
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12		TYPE OF REPORTING PERSON IN, HC
**The SPV entity is Vellar Opportunity Fund SPV LLC – Series 1 which is wholly owned by Vellar Opportunities Fund Master, Ltd.

CUSIP No. 66538L105	SCHEDULE 13G	Page 8 of 13 Pages

Item 1.	(a) Name of Issuer

Northern Lights Acquisition Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

10 East 53rd Street

Suite 3001

New York, NY 10022

Item 2.	(a) Name of Persons Filing:

Vellar Opportunities Fund Master, Ltd.

Cohen & Company Financial Management, LLC

Dekania Investors, LLC

Cohen & Company LLC

Cohen & Company Inc.

Daniel G. Cohen

Item 2.	(b) Names of Person Filing, Address of Principal Business Office, Citizenship:

Vellar Opportunities Fund Offshore, Ltd.

c/o Mourant Governance Services (Cayman) Limited 94

Solaris Avenue, Camana Bay

PO Box 1348 Grand Cayman KY1-1108

Cayman Islands

Cohen & Company Financial Management, LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Dekania Investors, LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Cohen & Company LLC

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Cohen & Company Inc.

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Daniel Cohen

c/o Cohen & Company Inc.

3 Columbus Circle, Suite 2400

New York, New York 10019

United States

Item 2.	(c) Citizenship:

Vellar Opportunities Fund Master, Ltd. – Cayman Islands

Cohen & Company Financial Management, LLC – Delaware, United States

Dekania Investors, LLC – Delaware, United States

Cohen & Company LLC – Delaware, United States

Cohen & Company Inc. – Delaware, United States

Daniel G. Cohen – United States

Item 2.	(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

66538L105

CUSIP No. 66538L105	SCHEDULE 13G	Page 9 of 13 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 66538L105	SCHEDULE 13G	Page 10 of 13 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Vellar Opportunities Fund Master, Ltd.

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Cohen & Company Financial Management, LLC

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Cohen & Company Inc.

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Dekania Investors, LLC.

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Cohen & Company, LLC

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Daniel G. Cohen:

(a) Amount beneficially owned: 1,025,000**

(b) Percent of class: 8.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 1,025,000**

(iii) Sole power to dispose or direct the disposition:

(iv) Shared power to dispose or to direct the disposition: 1,025,000**

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Please see Exhibit II attached hereto.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 66538L105	SCHEDULE 13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2022

Vellar Opportunities Fund Master, Ltd.

By:	/s/ Solomon I. Cohen
Solomon I. Cohen, Director

Cohen & Company Financial Management, LLC By: Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Daniel G. Cohen, Chairman of the Board of Directors

Dekania Investors, LLC

By:	/s/ Joseph Pooler
Joseph Pooler, Chief Financial Officer

Cohen & Company LLC

By:	/s/ Joseph Pooler
Joseph Pooler, Chief Financial Officer

Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Daniel G. Cohen, Chairman of the Board of Directors

By:	/s/ Daniel G. Cohen

CUSIP No. 66538L105	SCHEDULE 13G	Page 12 of 13 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint Acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 9, 2022

Vellar Opportunities Fund Master, Ltd.

By:	/s/ Solomon I. Cohen
Solomon I. Cohen, Director

Cohen & Company Financial Management, LLC By: Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Daniel G. Cohen, Chairman of the Board of Directors

Dekania Investors, LLC

By:	/s/ Joseph Pooler
Joseph Pooler, Chief Financial Officer

Cohen & Company LLC

By:	/s/ Joseph Pooler
Joseph Pooler, Chief Financial Officer

Cohen & Company Inc.

By:	/s/ Daniel G. Cohen
Daniel G. Cohen, Chairman of the Board of Directors

By:	/s/ Daniel G. Cohen

CUSIP No. 66538L105	SCHEDULE 13G	Page 13 of 13 Pages

Exhibit II

Cohen & Company Financial Management, LLC and Cohen & Company Inc. are the relevant entities for which Mr. Cohen may be considered a control person.